Craig Meynard	Delta Air Lines, Inc.
Vice President -	Department 837
Chief Accounting Officer	P.O. Box 20706
Atlanta, GA 30320-6001
T. (404) 715-3356
craig.meynard@delta.com

May 1, 2014

Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission

Re:    Delta Air Lines, Inc.
Form 10-K for the Year Ended December 31, 2013
Filed February 24, 2014
File No. 001-05424

Dear Ms. Cvrkel:

We are responding to the Staff’s letter dated April 22, 2014 regarding Delta’s Annual Report on Form 10-K for the year ended December 31, 2013. For your convenience, we have included in this letter each of the Staff’s comments before providing our response to that comment.

Form 10-K

Selected Financial Data, page 25

1.	Please revise your table of selected financial data to include disclosure of cash dividends per share, as required by Item 301 of Regulation S-K.

Response:

We will include in future filings, as applicable, cash dividends declared per share in the table of selected financial data.

U.S. Securities and Exchange Commission
May 1, 2014

Financial Statements, page 49

Notes to the Consolidated Financial Statements, page 56

Note 1. Summary of Significant Accounting Policies, page 56

Frequent Flyer Program, page 59

Sale of Mileage Credits, page 59

1.
We refer to the September 2013 modifications to your American Express agreement that have changed the way you record Sky Miles sold. We note your disclosure that you allocate the consideration received from selling miles to all deliverables based on their relative standalone sales price and you disclose your method for determining your best estimate of selling prices. Please clarify for us, and revise to disclose the timing when revenue is recognized for each deliverable and the classification of the revenue in the statements of operations. In this regard your disclosure indicates that prior to the 2013 amendment you recognized the marketing component as other revenue as related marketing services were provided, but it is not clear how this revenue is recognized or its classification subsequent to the modifications. In addition, please further explain why the effect of this change in accounting standard lowered the deferral rate you use to record miles sold and therefore will increase revenue in future periods. We may have further comment upon receipt of your response.

Response:

Timing and classification of revenue. We recognize revenue as we deliver each sales element. We defer the travel deliverable (miles) and recognize passenger revenue as the mileage credits are used for travel. The revenue allocated to the remaining deliverables is recorded in other revenue, which is consistent with the classification before we applied Accounting Standards Update (ASU) 2009-13 Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force to the American Express agreement. We continue to recognize the revenue for these services as they are performed.

Change in deferral rate. Under the previous guidance, we calculated the deferral rate using the residual method in allocating consideration to the separate deliverables. We determined the value of the travel deliverable using the standalone sales price of miles sold to other airlines, and allocated the remaining consideration to the other deliverables. We deferred the value of the travel deliverable as part of the frequent flyer liability and recognized the other deliverables (primarily marketing services) when delivered.

U.S. Securities and Exchange Commission
May 1, 2014

After the material modification, we adopted the relative selling price method pursuant to ASU 2009-13. The relative selling price method allocates a transaction’s embedded premium or discount across all elements of the sale. Under the previous guidance, the premium or discount was allocated solely to the residual elements in the transaction. We sell miles to American Express at a discount compared to the sum of the selling price values of the deliverables. In our application of ASU 2009-13, a portion of the embedded discount previously allocated to the residual marketing component was re-allocated to the travel component. The application of ASU 2009-13 transferred a portion of the embedded discount to the travel deliverable lowering the deferral rate and increasing revenue recognized on the remaining deliverables. The revenue for the remaining deliverables is recognized when the services are provided, which is earlier than the recognition of travel provided for miles redeemed.

We will expand our disclosure in future Form 10-K filings to include the timing and classification of the deliverables included in the sale of mileage credits.

* * * * * * * *

In connection with responding to the Commission’s comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that we have thoroughly addressed your comments on our 2013 Form 10-K. We will be pleased to respond promptly to any additional requests for information or material that we may provide in order to facilitate your review. If you have any questions, please do not hesitate to contact me by phone (404-715-3356) or e-mail (craig.meynard@delta.com).

Sincerely,

/s/ Craig Meynard
Vice President -
Chief Accounting Officer

cc:	Heather Clark
Claire Erlanger
Paul Jacobson
Bill Carroll